WOODSIDE

RECEIVED
2004 JUN -3 A 10:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

19 May 2004

[redacted]

04030536

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Major Projects Forum 2004 (Shearman), lodged with the Australian Stock Exchange on 18 May 2004;
- WA-255-P (Eskdale-2 and Stybarrow-3), lodged with the Australian Stock Exchange on 18 May 2004;
- 2nd PetroMin Deepwater Conference (De Pledge), lodged with the Australian Stock Exchange on 18 May 2004;
- Maghreb & Mediterranean Oil & Gas 2004 (Fischer), lodged with the Australian Stock Exchange on 19 May 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

PROCESSED
JUN 10 2004
THOMSON
FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 6/10

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 18 MAY 2004
10:15AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ANNALISA GRUBISA
W: + 61 8 9348 4922
M: + 61 438 950 423
E: annalisa.grubisa@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAJOR PROJECTS FORUM 2004

Woodside's Otway Gas Project Manager, Mike Shearman presented to the Victorian Major Projects Forum today. A copy of the presentation, titled "Woodside presentation to the Major Projects Forum 2004", is available on Woodside's website (www.woodside.com.au) via the 'Investor Relations' page under 'Announcements + News'.

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 18 MAY 2004
10:30AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-255-P
ESKDALE-2 AND STYBARROW-3

Woodside Petroleum Ltd., a participant in the BHP Billiton operated WA-255-P Joint Venture, reports that the Eskdale-2 exploration well located in the Exmouth Sub-basin was plugged and abandoned as planned. The rig departed the well on 16 May 2004 and moved to the Stybarrow-3 appraisal well location. Stybarrow-3 is located approximately 2kms northeast of Stybarrow-1.

Prior to plugging and abandoning Eskdale-2, coring operations were completed.

The Atwood Eagle semi-submersible drilling rig drilled the well. Eskdale-2 is approximately 2.3 kilometres southwest of Eskdale-1. Water depth at the location is approximately 825 metres.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty. Ltd. and Woodside Energy Ltd.

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 18 MAY 2004
1:30PM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

2ND PETROMIN DEEPWATER CONFERENCE
KUALA LUMPUR

Woodside's Subsurface Team Leader, David De Pledge presented to the 2nd PetroMin Deepwater Conference today. A copy of the presentation, titled "The Chinguetti Deep Water Oil Field, Mauritania : From Prospect to Project in Three Years", is available on Woodside's website (www.woodside.com.au) via the 'Investor Relations' page under 'Announcements + News'.

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 19 MAY 2004
8:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAGHREB & MEDITERRANEAN OIL & GAS 2004
BARCELONA, SPAIN

Woodside's Exploration Manager West Africa, Mike Fischer presented to the Maghreb & Mediterranean Oil & Gas 2004 conference in Spain yesterday. A copy of the presentation, titled "Growing Maghreb Acreage & Investments", is available on Woodside's website (www.woodside.com.au) via the 'Investor Relations' page under 'Announcements + News'.